

Mail Stop 7010

June 27, 2007

Mr. Daniel W. Dowe
Chief Executive Officer and Chief Financial Officer
American Home Food Products, Inc.
42 Forest Lane
Bronxville, New York 10708

> **RE:** **Form 10-KSB for the Fiscal Year ended May 31, 2006**
> **Forms 10-QSB for the Fiscal Quarters August 31, November 30, 2006**
> **and February 28, 2007**
> **File No. 0-26112**

Dear Mr. Dowe:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief